UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of November 25, 2008 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $27,249,185 (including commissions). The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

On November 25, 2008, the Reporting Persons sent a letter to the Issuer opposing the Issuer’s spin-off as currently contemplated. A copy of the letter is attached hereto as Appendix XII, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group beneficially own 3,446,558 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. The 3,446,558 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,922,998 shares of Common Stock, and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock.

(b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,446,558 shares of Common Stock beneficially owned by them.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported on this Schedule 13D is attached hereto as Appendix I.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed).

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed).

Appendix X : Letter to the Issuer dated July 1, 2008 (previously filed).

Appendix XI: Letter to the Issuer dated October 6, 2008 (previously filed).

Appendix XII : Letter to Issuer dated November 25, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 25, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

LIST OF TRANSACTIONS

None.

APPENDIX XII

November 25, 2008

The Board of Directors

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, NJ 08807

Gentlemen:

As you know, entities managed by DellaCamera Capital Management, LLC (“DCM”) are significant, long-term shareholders of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Company”); we currently have ownership of approximately 2.9 million shares of common stock, along with other securities. While we remain aware of the troubles in the financial markets, this in no way excuses the abysmal stock price performance of the Company. Indeed, in our opinion Enzon continues to be afforded a deep discount due in part to the inefficient allocation of capital and strategic missteps that have plagued shareholders under the management of Jeff Buchalter and Craig Tooman.

While we believe that the proposed spin-off of Enzon’s biotech business has conceptual merit, we are categorically opposed to the spin-off that management is currently contemplating. We have suggested on several occasions that the Company take advantage of the robust demand for new pipeline products and partner any one of its numerous clinical or pre-clinical compounds so that the Company can benefit from third-party validation of its technology. Furthermore, we question the wisdom of allocating upwards of $150 million in cash and securities to the Evivrus, Inc. (“Evivrus”) spin-off entity in this current market environment, particularly when many biotech companies are trading at or in some cases below cash value. We strongly believe that shareholders would be much better served if the Company were to utilize this cash to effect a substantial repurchase of its common stock and its convertible bonds, both of which are trading at values that in our opinion are significantly below intrinsic value.

As we have publicly noted, we have engaged the investment banking firm Moelis & Company LLC (“Moelis”) to explore alternatives with respect to our investment in the Company. We wish to remind the Board of Directors (the “Board”) of its duty of care. In exercising this duty of care, we question whether the Board has fully availed itself of all relevant market information regarding the potential trading value of the Evivrus spin-off entity. Furthermore, we question whether the Board has fully considered the potential dilution to Enzon shareholders that might result from any adjustment to the conversion rate of the Company’s 4% Convertible Senior Notes due 2013 in connection with any spin-off. This may result in a very real and quantifiable diminution of value to Enzon shareholders, a possibility that the Board cannot ignore, particularly in light of the information that the Board may have as a result of the process run for the sale of the specialty pharmaceuticals division.

As a final note, please be advised that we reserve all our rights, particularly the right to further investigate decisions made by this Board that result in further destruction of shareholder value.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager